

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

<u>Via Facsimile</u>
Mr. Bradley E. Hughes
Chief Financial Officer
Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, OH 45840

> **Re: Cooper Tire & Rubber Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **File No. 1-4329**

Dear Mr. Hughes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2013</u>

<u>Item 8. Financial Statements and Supplementary Data, page 31</u>

<u>Note 20 – Contingent Liabilities, page 62</u>

<u>Certain Litigation Related to the Apollo Merger, page 62</u>

1.   With respect to the lawsuits related to the Apollo Merger, please tell us and revise future filings to address the range of possible outcomes for such matters. Please refer to ASC 450-20-25-1 and 25-2 and ASC 450-20-50.

<u>Note 22 – Subsequent Events, page 66</u>

2.   We refer to the agreement you entered into during January 2014 with Chengshan Group Company Ltd. and The Union of Cooper Chengshan (Shandong) Tire Company Co., Ltd.

The duration of the purchase options and other key terms for each party is unclear based on your existing disclosure. Please revise future filings to disclose the significant provisions and terms of the purchase options for all parties to the agreement. As part of your response, please provide us with your proposed disclosure revisions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief